Exhibit 99.1

News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605
Wavesat Isabelle Pilon, Marketing Communications Manager (514) 684-0200, ext. 388, ipilon@wavesat.com

SR TELECOM AND WAVESAT COLLABORATE ON WiMAX SOLUTIONS
 MOU establishes groundwork for technology partnership program

MONTRÉAL (QUÉBEC)— September 5, 2007— SR Telecom (TSX: SRX), a leading vendor of broadband wireless access solutions through its WiMAX-certified symmetryTM products, today announced it has signed a memorandum of understanding (MOU) with Wavesat, a leading designer of WiMAX 802.16d-2004 and .16e-2005 solutions.  Under the terms of the MOU, the two companies will formalize a process to collaborate on initiatives that address the market demand for global WiMAX technology that is seamless, interoperable, and focused on supply diversification.

“Wavesat’s demonstrated expertise and its award-winning WiMAX-certified products offer interesting opportunities to broaden our WiMAX capabilities,” said Serge Fortin, President and CEO of SR Telecom. “We are delighted by the prospect of working with an internationally recognized semiconductor chip developer of this calibre. We expect this relationship will create additional opportunities to improve our competitiveness in the global WiMAX market.”

“We are confident our collaboration with SR Telecom will result in more robust, cost-effective solutions for customers of WiMAX solutions worldwide,” said Michel Guay, President and CEO of Wavesat.  “We are looking forward to a long and successful collaboration with SR Telecom.”

Wavesat’s WiMAX products support both base stations and subscriber units for licensed and license-exempt radio frequencies. Its WiMAX portfolio, chosen by original design manufacturers (ODMs) and original equipment manufacturers (OEMs) worldwide, provides effective wireless connectivity for a wide range of network sizes and coverage from urban to rural applications. Wavesat has developed the industry’s first WiMAX Mini-PCI card. Wavesat provides solutions for each WiMAX market segment including:
•	Fixed (access points, backhaul, DSL extensions) with 802.16-2004 OFDM Evolutive™ solutions
•	Nomadic & Portable (fixed system to include high-speed connectivity for laptop and portable applications) with 802.16d+ OFDM Evolutive™ products
•	Full mobility with upcoming 802.16e-2005 sOFDMA UMobile™ WiBro/WiMAX product family.

The collaboration between the two companies will address growing market demand for a more diverse portfolio of customer premise equipment (CPE). Interoperability between Wavesat and SR Telecom technologies will provide access to a portfolio of customer premises equipment (CPEs) from various original design manufacturers (ODMs), the goal of which would be to interoperate with SR Telecom’s base station and advanced features. The two parties will work together with the ODMs to integrate SR Telecom’s value added features. Upon successful completion of interoperability testing and ongoing collaboration, SR Telecom will offer CPEs Powered by Wavesat as part of its own portfolio of solutions.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

About Wavesat
Wavesat is a privately held wireless semiconductor company developing WiMAX chipsets, software and reference designs, enabling OEMs and ODMs to be first to market with high performance and cost effective WiMAX compliant solutions. Featuring the first WiMAX Forum certified CPE design, Wavesat provides solutions for each WiMAX market segment from Fixed to Mobility. Visit the company’s web site for details at www.wavesat.com

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal and Mexico City, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of September 5, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has also assumed a certain progression, which may not be realized. Additionally, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryONE in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” in the Company’s management’s discussion and analysis for the year ended December 31, 2006 as updated by the Company’s Management’s discussion and analysis and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www. srtelecom.com.

The forward-looking information contained in this news release represents expectations of SR Telecom as of September 5, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783